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                                                                     EXHIBIT 2.1

Date: January 2005

Dear _____________:

This letter confirms your and our mutual intentions with respect to the potential transaction described herein between RADVISION Ltd. or one of its subsidiaries or affiliates ("Buyer") and First Virtual Communications Inc. on behalf of itself and its subsidiaries and affiliates ("Seller").

1. PRICES AND TERMS. The principal terms of the transaction ("Transaction") would be as follows, except as agreed by the parties:

(a) BUSINESS TO BE ACQUIRED; LIABILITIES TO BE ASSUMED. We would acquire substantially all of the assets, tangible and intangible, owned by Seller that are used in, or necessary for the conduct of, its integrated rich media communication solutions to the enterprise, service provider and public sector markets, including, without limitation: (i) all hardware and software, subject to any obligations contained in disclosed license agreements and all related intellectual property (including but not limited to patents, trademarks, copyrights, trade secrets, etc.); (ii) the fixed assets of Seller; (iii) any and all customer lists; and (iv) the goodwill associated therewith, all free and clear of any claims, security interests, liens, mortgages or other encumbrances. Excluded assets are to be identified by Buyer on or before Bankruptcy Court approval of the Procedure Order (defined below).

(b) CONSIDERATION. The aggregate consideration for the assets and business to be purchased would be a sum in cash of $5 million; provided, however, that the final sum would be finally negotiated on or before Bankruptcy Court approval of the Procedure Order; provided further, however, that the aggregate purchase price will be no less than $5 million in cash, subject to adjustments for any liabilities or contingent liabilities and contracts to be assumed by Buyer (such as prepaid maintenance contracts, etc.) ("Designated Contracts"). Assumed liabilities and contracts are to be identified by Buyer on or before Bankruptcy Court approval of the Procedure Order. Within five days from the execution of this letter of intent, Buyer will deposit in escrow, with an escrow agent mutually acceptable to Seller and Buyer, the sum of $1 million (the "Deposit") to be held in trust pursuant to the terms of this letter of intent. The Deposit will be (i) returned to Buyer if this letter of intent is terminated on or before the Termination Date (as defined below); (ii) returned to the Buyer if the Purchase Agreement is not executed on or before the Termination Date; or
(iii) otherwise held pursuant to the terms of the Purchase Agreement pending closing. If for whatever reason, other than Buyer's material breach of the terms of the Purchase Agreement, the transaction does not close, the Deposit shall be returned to the Buyer.

(c) ACCESS TO INFORMATION AND DUE DILIGENCE REVIEW. Promptly following the execution of this letter of intent, you will allow us to complete our examination of your financial, accounting and business records and the contracts and other legal documents, contact creditors, employees, distributors, suppliers and customers. Any information obtained by us as a result thereof will be maintained by us in confidence subject to the terms of the Mutual Confidentiality Agreement executed by the parties and dated October 15, 2004 (the "Confidentiality Agreement"). The parties will cooperate to provide access to information expeditiously and complete due diligence. In addition, for a period of three months from the date hereof, Buyer shall not, and Buyer shall cause each of its subsidiaries and affiliates not to, directly or indirectly, actively solicit for employment any individual while employed by Seller; provided, however, general advertisements and other forms of general solicitations for employment shall not be



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deemed a violation of this provision, provided that if Seller elects not to proceed with the transaction, this sentence shall not apply.

(d) CONDUCT IN ORDINARY COURSE. In addition to the conditions discussed herein and any others to be contained in a definitive written asset purchase agreement (the "Purchase Agreement"), and subject to the fiduciary duties of you and your management and the requirements of the Bankruptcy Code, consummation of the acquisition would be subject to having conducted your business during the period between the date hereof and the date of closing in the ordinary course, other than as shown or reflected in the information made available to us on or before the date hereof, including, but not limited to, any current business and operational plans prepared by management, and taking into account the commencement of chapter 11 cases and the consequences that would normally result therefrom (excluding the appointment by the Bankruptcy Court of a trustee or an examiner with expanded powers).

(e) DEFINITIVE PURCHASE AGREEMENT. All of the terms and conditions of the proposed transaction would be stated in the Purchase Agreement, to be negotiated, agreed and executed by you and us in good faith. If the parties have not executed the Purchase Agreement within eighteen calendar days of the date hereof ("Termination Date"), either party may terminate this letter of intent.

(f) TIMING.

(1) We and you will use all reasonable efforts to complete and execute the Purchase Agreement promptly after the successful completion of due diligence (but drafting shall start as soon as possible), subject to the right to terminate in accordance with subsection (e) above. Due diligence will be deemed to be satisfactorily completed if and only if (x) Buyer delivers written notice of same to Seller or (y) upon the expiration of fourteen days following the expiration of this letter of intent. Seller and Buyers recognize that this transaction is subject to the approval of both Boards of Directors for the Purchase Agreement. Whenever Board approval is required both parties shall work expeditiously to obtain Board approval. Both parties recognize that either party's Board can decide not to proceed with the transaction without having to provide justification.

(3) Buyer must close the Transaction within 5 days after entry of the Approval Order (defined below), subject to the terms of this letter of intent and the Purchase Agreement.

(g) FORM OF TRANSACTION. You and we have discussed that the parties wish to conduct the sale contemplated hereby in the most expeditious manner, while protecting Buyer from possible claims of Seller and creditors. Therefore Seller and Buyer agree if it is determined to further the aforementioned interests, the sale contemplated hereby will be conducted pursuant to Section 363 of the United States Bankruptcy Code.

(h) CONDITIONS TO CLOSING. The obligations of Buyer to close the Transaction would be subject to the satisfactory completion of due diligence by Buyer prior to execution of the Purchase Agreement, each company's Board's approval as stated aforesaid, the negotiation and execution of the Agreement, Bankruptcy Court approval of the Transaction and the satisfaction of these additional following conditions precedent to be contained in the Purchase Agreement:

(1) Commencement of the bankruptcy case (the "Case") by Seller no later than the week of January 17, 2005.


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(2) Entry of an order of the Bankruptcy Court approving solicitation and bidding procedures for the sale of the Assets (the "Procedure Order") within three weeks after the date of the commencement of the Case, including bidding protections and a breakup fee payable to Buyer, all subject to the requirements of the Bankruptcy Court. You will make good-faith efforts to cause the Procedure Order to include, but not be limited to: (i) a minimum bid of Buyer purchase price plus $500,000 (an "Overbid"); (ii) a break-up fee of 3% payable to Buyer if a bidder other than Buyer is the successful bidder; (iii) a requirement that any bidder other than Purchaser execute an asset purchase agreement similar to the Agreement; (iv) submission of a minimum deposit of 20% and evidence of the ability, financial and otherwise, of the bidder to close a transaction for the purchase of the Assets without delay, no later than five calendar days before the hearing on the motion to approve the sale of the Assets; and (v) minimum incremental bids above the Overbid of at least $100,000 (the "Requested Bidding Procedures"). Buyer must timely provide to Seller, or to the Bankruptcy Court upon Seller's request, any information necessary or prudent to obtain Bankruptcy Court approval of the Procedure Order, so long as that information is otherwise unavailable to Seller for submission to the Bankruptcy Court. The modification of any of the Requested Bidding Procedures to satisfy the requirements of the Bankruptcy Court shall not constitute a failure of this condition if Seller has acted in good faith to obtain Bankruptcy Court approval, but any material change shall allow the Buyer to withdraw without liability from this Transaction, unless the material change was caused by an act or omission of Buyer or by Buyer's failure to timely provide information as required by this paragraph.

(3) The filing of an appropriate motion no later than one business day after the Termination Date, seeking a hearing no later than 21 days after the filing of the motion, and entry of an order of the Bankruptcy Court (the "Approval Order") approving the Transaction, the sale of the Assets, and the assumption and assignment of the Designated Contracts to Buyer upon the terms and conditions set forth in the Agreement and otherwise in form and content satisfactory to Buyer. The Approval Order would, among other things, provide Buyer with all rights and protections of a good-faith purchaser pursuant to Section 363(m) of the Bankruptcy Code and would otherwise be in all aspects in form and substance satisfactory to Buyer. Buyer must timely provide to Seller, or to the Bankruptcy Court upon Seller's request, any information necessary or required to obtain Bankruptcy Court entry of the Approval Order, so long as that information remains subject to the Confidentiality Agreement between the parties. Notwithstanding the foregoing sentence, Buyer agrees that Buyer shall reasonably cooperate with Seller to present such information as is necessary in connection with the Bankruptcy Court's consideration or approval of the Approval Order, and Seller agrees that Seller shall reasonably cooperate with Buyer to avoid the unnecessary disclosure of any of Buyer's confidential proprietary information.

(4) Seller would at all times continue to operate the Business as a debtor in possession in the Case and no trustee would be appointed for Seller in the Case.

2. EXPENSES. You and we will pay our respective expenses incident to this letter of intent, the Purchase Agreement and the transactions contemplated hereby and thereby.

3. PUBLIC ANNOUNCEMENTS. Neither you nor we will make any announcement of the proposed transaction contemplated by this letter of intent prior to the execution of the Purchase Agreement without the prior written approval of the other, which approval will not be unreasonably withheld or delayed. The foregoing shall not restrict in any respect your or our ability to communicate information concerning this letter of intent and the transactions contemplated hereby to your and our, and your and our respective affiliates, officers, directors, employees, and professional advisers, and, to the extent relevant, to third parties whose consent is


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required in connection with the transaction contemplated by this letter of intent. Notwithstanding anything to the contrary in this paragraph, Seller and Buyer shall be permitted to take whatever actions are required to comply with its respective obligations (the "Disclosure Obligations") under applicable securities laws and applicable stock exchange rules. If either party is required to make an announcement to comply with its Disclosure Obligations, the disclosing party will make good-faith efforts to give the other party an opportunity to review and comment on any such announcement.

4. BROKER'S FEES. You and we have represented to each other that no brokers or finders have been employed who would be entitled to a fee by reason of the transaction contemplated by this letter of intent.

5. EXCLUSIVE NEGOTIATING RIGHTS. In order to induce us to commit the resources, forego other potential opportunities, and incur the legal, accounting and incidental expenses necessary properly to acquire the assets and business described above, and to negotiate the terms of the Purchase Agreement and to consummate the transaction, you agree that from the date hereof through the earliest of the Termination Date and the signing of the Purchase Agreement (the "Exclusivity Period"), you, your affiliates and your and their respective officers, directors, employees and agents shall not directly or indirectly, (a) initiate or solicit the submissions, proposals or other offers relating to, (b) respond to any submissions, proposals or other offers relating to, or (c) engage in any negotiations or discussions with any persons in relation to any acquisition, recapitalization, liquidation, dissolution, disposition or similar transaction involving all or any portion of Seller, or any business, securities or assets that collectively comprise Seller, without first obtaining the written approval of Buyer. Furthermore Seller shall not (other than in the ordinary course of business as heretofore conducted) provide any confidential information regarding Seller's assets or business to any person other than us and our representatives. Seller shall immediately provide written notification to Buyer of any submissions, proposals, offers or inquiries made during the Exclusivity Period. In the event of Seller's breach or that of its representatives, of the terms of this provision, Seller shall be liable to the undersigned for its actual and consequential damages (but excluding punitive and special damages) and all out of pocket expenses (including outside attorneys' fees) incurred in connection with the evaluation of the transaction herein. Seller acknowledges and agrees that the breach of this provision would cause irreparable damage to the Buyer and that the Buyer may not have an adequate remedy at law. Therefore the obligations of the Seller pursuant to this provision shall be enforceable by a decree of specific performance and appropriate injunctive relief may be applied for and granted with Seller hereby waiving any defense that damages are sufficient and any right to require that the Buyer post a bond prior to granting of the injunction. Such remedies shall be cumulative and not exclusive and shall be in addition to any other remedies that the Buyer may have under this letter of intent. All obligations under this paragraph are subject to the Procedure Order and the Bankruptcy Code, the duty under this letter of intent to seek the Procedure Order, and any fiduciary duties arising under the Bankruptcy Code, including, but not limited to, responding to information requests and otherwise complying with any of the obligations set forth in the Procedure Order with respect to any sale or auction process.

6. IMPACT OF DELAWARE LAW OR STATUS AS DEBTOR IN POSSESSION. Notwithstanding any other provision of this letter of intent, this letter does not require that you act in a manner inconsistent with your fiduciary duties under (a) applicable law, arising from your status as a corporation organized under Delaware law, or
(b) the Bankruptcy Code, arising from your status as a debtor in possession. Your performance of your obligations under this letter of intent is subject to those fiduciary duties, and no act necessary to discharge those duties constitutes a


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breach of your obligations under this letter of intent. Notwithstanding the foregoing, your status as a Delaware corporation or debtor in possession does not otherwise affect the continuing validity or enforceability of this letter of intent.

7. MISCELLANEOUS.

(a) This letter of intent shall be governed by the substantive laws of the State of New York without regard to conflict of law principles.

(b) This letter constitutes the entire understanding and agreement between the parties hereto and their affiliates with respect to its subject matter and supersedes all prior or contemporaneous agreements, representations, warranties and understandings of such parties (whether oral or written). No promise, inducement, representation or agreement, other than as expressly set forth herein, has been made to or by the parties hereto. This letter may be amended only by written agreement, signed by the parties to be bound by the amendment. Evidence shall be inadmissible to show agreement by and between such parties to any term or condition contrary to or in addition to the terms and conditions contained in this letter. This letter shall be construed according to its fair meaning and not strictly for or against either party.

(c) Seller acknowledges that Buyer will be performing its examination of the Seller and its assets. Seller acknowledges that Buyer is engaged in a broad range of businesses that may be similar to, or identical with Seller's business and that Buyer has considered, and will consider, the acquisition of, or joint ventures with, other persons or entities that are engaged in businesses similar to, or identical with, Seller's business. Accordingly, Seller agrees that neither this Agreement, nor Buyer's consideration of the proposed transaction, will impact or restrict Buyer's operation of such businesses or their consideration of, or participation in, such transactions. In addition, Seller acknowledges that Buyer has informed Seller that Buyer has, and will continue to, work on the development of a wide variety of products and techniques, including products and techniques that may be similar to or competitive with Seller's products and techniques, and that neither this Agreement, nor Buyer's consideration of the proposed transaction shall restrict Buyer's use of the results of such development. Any discussions or communications between the parties hereto will not serve to impair the right of Buyer by itself or through any third party to develop, make, use, procure and/or market products or services now or in the future which may be competitive with those offered by the other.

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First Virtual Communications, Inc.  RADVISION Ltd.

By: /s/ Jonathan G. Morgan                By: /s/ Arnold Taragin
    -------------------------                 ----------------------------------
Name: Jonathan G. Morgan                  Name: Arnold Taragin, Esq., Adv.
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Title: President & CEO                    Title: V.P. & General Counsel
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Date: 1/19/2005                           Date: January 20, 2005
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